

May 11, 2015

Via E-mail
Sam Walsh
Chief Executive
Rio Tinto plc and Rio Tinto Limited
2 Eastbourne Terrace
London, W2 6LG
United Kingdom

    Re: **Rio Tinto plc and Rio Tinto Limited**
                Form 20-F for the Year Ended December 31, 2014
                Filed March 6, 2015
                File Nos. 001-10533 and 001-34121

Dear Mr. Walsh:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2014

Exhibit 15.2
2014 Financial Statements, page 102
Notes to the 2014 Financial Statements, page 110
Note 31 Contingencies and commitments, page 155
Guarantees by parent companies, page 156

1.   We note your disclosure indicating that Rio Tinto plc and Rio Tinto Limited have jointly and severally, fully and unconditionally guaranteed certain debt obligations issued by wholly owned finance subsidiaries. Please revise to clarify whether these wholly owned finance subsidiaries are 100% owned finance subsidiaries. Refer to the guidance outlined in Rule 3-10(b)(4) of Regulation S-X.

Note 34 Principal joint operations, page 159

2.   We note that your principal joint operations include Kestrel in which the group holds an 80% ownership interest. Given your significant ownership interest in this entity, please tell us and revise to disclose how this joint arrangement provides the group and the other owners of this entity with joint control. Refer to paragraph 21 of IFRS 12. Your response should explain the significant contractual terms of this joint arrangement and explain how these contractual terms provide you and the other owners of the arrangement with joint control pursuant to the guidance in IFRS 11. Please also provide us with your proposed disclosure as part of your response.

3.   Please also explain why your 80% ownership interest does not provide the group with sole control over this entity pursuant to the guidance in IFRS 10 resulting in consolidation of this entity in your financial statements.

Financial summary 2005 – 2014, page 192

4.   Your presentation of "Underlying profit before interest and tax (PBIT)" and "Underlying earnings per share (basic) – continuing operations" appear to be non-IFRS performance measures. Please confirm that in future filings you will reconcile such measures to the most directly comparable IFRS measures and provide the disclosures required by Item 10(e) of Regulation S-K. Please provide us with a draft of your planned disclosures.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Suying Li at (202) 551-3335 or Linda Cvrkel at (202) 551-3813 with any questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining